[Letterhead of Advanced Life Sciences Holdings, Inc.]

February 19, 2009

BY FEDERAL EXPRESS AND EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Advanced Life Sciences Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on February 6, 2009
File No. 000-51459

Dear Mr. Riedler:

On behalf of Advanced Life Sciences Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in the Staff’s letter to the Company dated February 10, 2009 relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 6, 2009 (the “Proxy Statement”).  For convenience of reference, the full text of the comments in the Staff’s letter has been reproduced herein.

Proposal 3:  Increase of authorized shares

1.                                       Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares.

Company Response

In response to the Staff’s comment, the Company proposes to add the following text at the end of Proposal 3:

At this time, we do not have any plans, commitments, arrangements, understandings or agreements regarding the issuance of common stock following the increase of our authorized shares.  However, the availability of additional shares of common stock for issuance will afford us flexibility in acting upon financing transactions to strengthen our financial position and/or commercial partnership opportunities that may arise as we advance our cethromycin commercialization program.  In addition, we entered into a Standby Equity Distribution Agreement (“SEDA”) with YA Global Investments, L.P. (“YA Global”) in September 2008 that provides for the sale, from time to time in our sole discretion, of shares of our common stock to YA Global.  The amount of each advance under the SEDA is generally limited to $400,000 in any weekly period.  From time to time in the future, as our existing authorized shares are issued or reserved for issuance, we may determine to issue newly-authorized shares of common stock under the SEDA.

Facility Lease with BioStart Property Group, LLC

2.                                       We note Messrs’ Flavin control your landlord and these individuals are also your principal executive officers. Please tell us why the negotiations to renew the lease have required so much time and whether the current rate for similar properties is lower than the rate payable under the expired contract. We may have additional comments.

Company Response

Neither Mike Flavin nor John Flavin has had an active role on behalf of the Company in lease negotiations with BioStart Property Group, LLC (“BioStart”).

In June 2008, prior to the expiration of the Company’s original lease with BioStart, the Company, at the suggestion of the audit committee, retained a third party real estate analyst to perform an independent evaluation of comparable lease pricing in the current commercial rental market environment.  The third party analyst noted the building’s unique attributes, offering 100% office/lab space in an industrial building.  The report provided analysis based on a regional general use office building and suggested an estimated range for a new deal in a competitive office building to be $11 to $12 per sq. ft.  The results of the report were shared with BioStart prior to the lease expiration, and a special meeting of the audit committee was set in October 2008 to discuss the findings directly with BioStart.  Because the meeting was scheduled after the expiration of the lease, the audit committee recommended and BioStart agreed to continue the lease on a month-to-month basis at the current lease rate of $16 per sq. ft.

Subsequent to its October meeting, the audit committee, taking into account the results of the independent evaluation, the disruptive impact of moving, the Company’s cost of replicating its laboratory infrastructure and its estimated moving expenses, proposed a renewal range of $14 to $16 per sq. ft.  The parties have continued negotiating the terms of the lease renewal since the special meeting and have extended the discussions in light of the Company’s consideration of a headcount reduction, which could result in the Company consolidating its rentable space and reducing its rental expense.  In recognition of the interest that that Company’s principal executive officers have in BioStart, the Company’s audit committee, acting on behalf of the board, has overseen all negotiations on behalf of the Company.  As is typical for independent directors, the Company’s audit committee members are not active in the Company’s affairs on a day-to-day basis.  This is also a contributing factor in the Company’s delay in completing its lease renewal.

After considering the Staff’s comment, the Company acknowledges that its Proxy Statement disclosure may be improved by explaining that the Company’s audit committee is handling lease negotiations on behalf of the Company.  Please see Appendix A for the Company’s proposed revisions to the Proxy Statement under “VI. Transactions with Related Persons.”

3.                                       Please expand the discussion in the third paragraph of this section to explain your policy on conflicts of interest. In this regard, please state whether the renegotiated facility lease will be considered by the audit committee.

Company Response

The Company proposes certain revisions to the Proxy Statement in response to the Staff’s comment.  Please see the Company’s response to Comment No. 2 and the text provided in Appendix A.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about any of the items contained in this letter, please call me at (630) 739-6733.

Sincerely,

/s/ Michael T. Flavin
Michael T. Flavin
Chief Executive Officer

cc:	Patrick W. Flavin
R. Cabell Morris, Jr.
Todd M. Bloomquist

APPENDIX A

[New disclosure in response to Staff comments is provided in italics.]

VI.   TRANSACTIONS WITH RELATED PERSONS

Loan from Dr. Michael T. Flavin

In September 2001, the Company borrowed $2.0 million pursuant to a promissory note with the Chief Executive Officer of the Company which bears interest at 7.75%. Interest is paid on a monthly basis. The total amount of interest paid in 2008 was $155,000. Principal plus any accrued but unpaidinterest is due in a lump sum on January 5, 2010. As of December 31, 2008, the Company had $2.0 million outstanding under the note.

Facility Lease with BioStart Property Group, LLC

We lease real property facilities from BioStart Property Group, LLC, a wholly-owned subsidiary of Flavin Ventures, LLC. Flavin Ventures is the controlling member of ALS Ventures, LLC, our largest stockholder. Michael T. Flavin and John L. Flavin are the members of Flavin Ventures, LLC. The original lease term was for five years and it commenced on October 1, 2003. It may be renewed in writing sixty (60) days prior to the lease termination date. The lease provides us with 15,000 square feet. The rental rate for 2008 was $16.06 per square foot. Our rental expense payable to BioStart Property Group in 2008 totaled approximately $284,000.

The lease expired on September 30, 2008, and the Company is currently in negotiations to renew the lease. Pursuant to the terms of the lease and pending agreement on a lease renewal, the Company continues to rent the premises on a month-to-month basis, and the Company made payments equal to its most recent rental rate through January 2009.  The Company and BioStart currently have an understanding to defer the Company’s February lease payment and additional monthly lease payments pending their agreement on a lease renewal.  Because of the ownership interest in BioStart Property Group held by Flavin Ventures, the Company’s audit committee, acting on behalf of the board, has overseen all lease negotiations on behalf of the Company and will approve the final terms of the Company’s lease renewal.  See below under “Policies and Procedures.”

[Third paragraph moved to next subheading]

Policies and Procedures

The nominating and corporate governance committee and the board have adopted a Code of Business Conduct and Ethics which sets forth various policies and procedures intended to promote the ethical behavior of all of the Company’s employees, officers and directors. The Code of Business Conduct and Ethics describes the Company’s policy on conflicts of interest.

The board has also established a conflicts of interest committee which distributes a Conflicts of Interest Policy to all of the Company’s employees, officers and directors. The Conflicts of Interest Policy describes the types of relationships that may constitute a conflict of interest with the Company.  The executive officers and the board are also required to complete a questionnaire on an annual basis which requires them to disclose any related person transactions and potential conflicts of interest. The Company’s counsel reviews the responses to the questionnaires and if a transaction is reported by an independent director or executive officer, the questionnaire is submitted to the chair of the audit committee for review.

The audit committee charter provides that the audit committee will advise the board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with respect to the Company’s Code of Business Conduct and Ethics.  The audit committee may also undertake such additional activities within the scope of this function as it may from time to time determine or as may otherwise be required by law, including, without limitation, approval and/or ratification of transactions with related persons.  The audit committee determines whether reported relationships are material.  After making such determination, the audit committee will report their recommendation on whether the transaction should be approved or ratified by the entire board.  The audit committee reviews related person transactions on a quarterly basis.